UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM C UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☒ Form C: Offering Statement

☐ Form C-U: Progress Update

☐ Form C/A: Amendment to Offering Statement

☐ Check box if Amendment is material and investors must reconfirm within five business days.

☐ Form C-AR: Annual Report

☐ Form C-AR/A: Amendment to Annual Report

☐ Form C-TR: Termination of Reporting

Name of issuer

Pacific Northwest Rural Broadband Alliance, Ltd.

Legal status of issuer

Form

Non-Stock and Non-Profit Corporation

Jurisdiction of Incorporation/Organization

Delaware

Date of organization

May 12, 2020

Physical address of issuer

1538 Defoe Street, Missoula, MT 59802

Website of issuer

https://nwbroadbandalliance.org/

Name of intermediary through which the offering will be conducted

MiTec, PBC (under trade names Crowdfund Main Street and/or Crowdfund Montana)

CIK number of intermediary

0001690300

SEC file number of intermediary

007-00133

CRD number, if applicable, of intermediary

292759

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering

6% of proceeds distributed to the issuer plus third-party escrow fees.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest

None

Type of security offered

Debt

Price (or method for determining price)

Face value

Target offering amount

$100,000

Oversubscriptions accepted:

☒ Yes

☐ No

Oversubscriptions will be allocated:

☐Pro-rata basis

☒First-come, first-served basis

☐ Other:

Maximum offering amount (if different from target offering amount)

$1,070,000

Deadline to reach the target offering amount

December 31, 2021

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees

Three

Financial summary

	Most recent fiscal year ending 7/31/2021
Total Assets	$ 11,819
Cash and Cash Equivalents	$ 4,891
Accounts Receivable	$ 0
Short-term Debt	$ 0
Long-term Debt	$ 0
Revenues/Sales	$ 16,292
Cost of Goods Sold	$ 0
Taxes Paid	$ 0
Net Income	$ 5,102

The jurisdictions in which the issuer intends to offer the securities

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District of Columbia, Florida, Georgia, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virginia, Washington, West Virginia, Wisconsin, Wyoming

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

ISSUER

PACIFIC NORTHWEST RURAL BROADBAND ALLIANCE, LTD.

Signature: Elvis Nuno

Title: President / Board Member

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

Signature: Elvis Nuno

Title: Co-Founder / President / Board Member

Date: 9/20/2021

Signature: Kevin Mesiab

Title: Co-Founder / Board Member

Date: 9/20/2021

Signature: Jacob Dobie

Title: Board Member

Date: 9/20/2021

Form C
Offering Statement
of

PACIFIC NORTHWEST RURAL BROADBAND ALLIANCE, LTD.
"PNWRBA," the "issuer," the "company," "we," "our," "us")

Promissory Notes
("Notes")

Forward-Looking Statement Disclosure

This Form C, including any Exhibits referred to in this offering statement, and the intermediary's website contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give the company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "will," "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely," and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C, including any Exhibits referred to in this offering statement, and on the intermediary's website, are based on reasonable assumptions the company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments, and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, including the Exhibits referred to in this offering statement, and the information on the intermediary's website, you should understand that these statements are not guarantees of performance, results, or other events, all of which involve risks, uncertainties (many of which are beyond the company's control), and assumptions. Although the company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operations, operating or financial performance, and other actual future events, and cause such operations, performance, and events to differ materially from the operations, performance, and events anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the company's actual operations, operating or financial performance, or other actual future events may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the company in this Form C, including any Exhibits referred to in this offering statement, or on the intermediary's website speaks only as of the date of this Form C. Factors or events that could cause our actual operations, our operating or financial performance, or other future events to differ may emerge from time to time, and it is not possible for the company to predict all of them. The company undertakes no obligation to update any forward-looking statement, or other statement in this Form C, including any Exhibits referred to in this offering statement, or on the intermediary's website, whether as a result of new information, future developments or otherwise, including decisions made at the company's option, except as may be required by law.

About this Form C

You should rely only on the information contained in this Form C (including the Exhibits referred to in this offering statement). You should assume that information contained in this Form C (including the Exhibits referred to in this offering statement) is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

This Form C (including the Exhibits referred to in this offering statement) does not purport to contain all of the information that may be required to evaluate this offering and any recipient of this Form C should conduct its own independent analysis. The statements of the company contained in this Form C are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained in this Form C is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with this offering described herein and may not be reproduced or used for any other purpose.

Pursuant to Rule 201 of Regulation Crowdfunding (§ 227.201), an issuer offering or selling securities in reliance on section 4(a)(6) of the Securities Act of 1933, as amended (the "Securities Act") must disclose the following information.

(a) The name, legal status (including its form of organization, jurisdiction in which it is organized and date of organization), physical address and Web site of the issuer.

Name	Form of Organization	Jurisdiction of Organization	Date of organization	Physical address	Website
Pacific Northwest Rural Broadband Alliance, Ltd.	Non-stock and non-profit corporation	Delaware	May 12, 2020	1538 Defoe Street, Missoula, MT 59802	https://nwbroadbandalliance.org/

(b) The names of the directors and officers (and any persons occupying a similar status or performing a similar function) of the issuer, all positions and offices with the issuer held by such persons, the period of time in which such persons served in the position or office and their business experience during the past three years, including:

(1) Each person's principal occupation and employment, including whether any officer is employed by another employer; and

(2) The name and principal business of any corporation or other organization in which such occupation and employment took place.

Directors and officers and their positions with the issuer:

Name	Position(s) with the Issuer	Time period position(s) with the issuer have been held
Elvis Nuno	President, Co-founder, Board Member, Head of Montana Network Operations	9/21/2020-present
Kevin Mesiab	Vice-President, Co-founder, Board Member, Head of Business Operations	9/21/2020-present
Jacob Dobie	Co-founder, Board Member, Head of Washington Operations	01/01/2021-present

Principal occupation and employment of directors and officers over the past three years:

Name	Employer	Employer's principal business	Title or Role	Responsibilities	Dates of service
Elvis Nuno	REW Consulting Services	IT Consulting Firm	Solutions Architect & Technical Consultant	Implementing DevOps best practices for telecom services	June 2018 - July 2020
Kevin Mesiab	McGraw Hill Education	Online Educational Courseware	Full Stack Developer	Development of back-end software solutions	August 2019 – Present
Jacob Dobie	Amazon	Ecommerce and Cloud Computing Provider	IT Manager II	New office and distribution center buildouts	March 2014 – Present

(c) The name of each person, as of the most recent practicable date but no earlier than 120 days prior to the date this offering statement is filed, who is a beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Not applicable because the entity is a Non-Stock, Non-Profit Delaware corporation.

(d) A description of the business of the issuer and the anticipated business plan of the issuer.

At the Pacific Northwest Rural Broadband Alliance, Ltd., it is our mission to build fast, affordable, community owned and operated broadband service. Our networks are designed for rural and under-served (unconnected) communities and are designed from the ground up to meet each community's needs.

Since our initial launch in the beginning of 2021, we have completed our soft-launch phase of the Missoula Valley Internet Co-op in the Grant Creek area. We've proven out the Althea technology and our network's ability to provide encrypted and secure service at speeds and prices that outperform competing internet providers. Our network reached profitability with as few as 16 customers, is currently serving roughly 50 customers, and our initial service area covering over 400 homes.

We are now beginning the larger scaling up of our network to serve the entirety of the Missoula and Bitterroot valleys, to connect the existing 500+ customer pre-registrations we've collected, and to go on to serve the approximately 15,000 households inside Missoula County currently cut off from modern broadband service.

With adequate funding, we will be able to meet the considerable existing demand for our broadband services. We will be able to launch additional networks across the state and make a substantial and lasting impact on Montana's new identity as a modern broadband state.

Please see **Exhibit A**, our Pitch Deck, for a description of our business and business plan. For further information, please also see **Exhibit B**, our Crowdfund Montana Crowdfunding Page.

(e) The current number of employees of the issuer.

Three.

(f) A discussion of the material factors that make an investment in the issuer speculative or risky.

We are a new organization with limited operating history.
We were incorporated on 05/12/2020 and have been operating since 01/01/2021. Since we have only been operating for such a short time our organization has yet to produce more than a small profit. While we are highly experienced in our field and have done significant market and product research that shows a high demand for our service, and with other organizations being highly successful utilizing the technology platform we are building our service on, we still cannot guarantee that we will ever produce a significant profit.

Since we are such a new organization, operating with a highly promising but new technology we are likely to be subject to risks our management is not capable of predicting. We have limited resources, and it will be incredibly difficult for us to continue operating and growing at the rate in which we project that we need to without the proceeds from this offering. While we have contingency plans in place, it is possible that the proceeds from this offering and our other resources may not be sufficient for us to continue to finance our operations.

The broadband and telecommunications industry is highly technical and our failure to introduce new products and services may harm our business.
We are operating in a highly technical industry, subject to rapid changes, introductions of new products and services, and shifts in overall industry operations. Our success hinges in large part on our knowledge and experience in the industry to closely track changing trends and developments in the industry, particularly in relation to broadband and other internet technologies, as well as our ability to rapidly evolve our products and services, and potentially pivoting if or when necessary, while still being able to provide full support to our existing customers. It is possible that the proceeds of this offering could be insufficient for us to endure the potentially dramatic shifts in the industry's technological standards, products, and services.

We may not have sufficient financial resources to compete in the broadband and telecommunications industry.
While we believe that the product and technology that we are working with is disruptive enough to the ISP and telecommunications industry as a whole for us to both capture existing market share and connect historically under-served and un-connected communities, there are many well established and highly funded broadband providers and telecommunications companies whose resources far outstrip our own. We will not be successful unless we can penetrate these under-served and un-connected markets, and/or capture at least a certain portion of the market in areas where established providers currently operate.

Our organization is limited in size and relies on key employees whose knowledge of large-scale communication networks and wireless technology would be difficult to replace.
Our organization's day-to-day operations and long-term success heavily depends on the extensive experience and knowledge of our Board of Directors: Elvis Nuno, Jacob Dobie, and Kevin Mesiab. The organization's success depends on the skills, experience, and performance of its key persons. We currently do not have a firm plan fully detailing how to replace any of these persons in the case of death or disability. Our business operations may be harmed if we were to lose the knowledge and experience that these individuals provide if we are not able to locate and attract qualified individuals with similar backgrounds and expertise. Our long-term success also depends on our ability to recruit, train, and retain additional qualified personnel.

General and unforeseen risks.
Continued future success of our organization will depend upon many factors, including factors that are beyond our control and/or which cannot be predicted at this time. These factors may include but are not limited to changes in general economic conditions, increases in operating costs, and our ability to obtain grants and donations to cover some of our projects and operating costs.

Our ability to continue to operate depends on our maintenance of tax-exempt status under Section 501(c)(3) of the Internal Revenue Code.
Loss of this status would have a significant negative impact on our operations. It is possible that the IRS could determine that our activities no longer meet the requirements for continued tax-exempt status. This would have a material adverse effect on our ability to meet our obligations.

(g) The minimum target offering amount and the deadline to reach the minimum target offering amount.

The minimum target offering amount is $100,000, and the deadline to reach this amount is December 31, 2021.

If the sum of the investment commitments does not equal or exceed the minimum target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled, and committed funds will be returned.

We plan for this offering to have a "rolling close." Once we meet the minimum target offering amount, that amount will be closed, and those funds will be released to us. Before the funds investors have committed are released to us, such investors will be notified that the minimum portion of our offering will be closed. Please see Item (h) below for more detail on the rolling close.

(h) Whether the issuer will accept investments in excess of the minimum target offering amount and, if so, the maximum amount that the issuer will accept and how oversubscriptions will be allocated, such as on a pro-rata, first come-first served, or other basis.

We will accept investments in excess of the minimum target offering amount, up to a total of $1,070,000 (our maximum target offering amount). Oversubscriptions will be allocated on a first-come, first-served basis.

As described in Item (g) above, once we reach our minimum target offering amount (First Milestone), we will close that amount and those funds will be released to us. After that closing, we plan to continue our offering and to have additional closings once we have raised the total amounts listed below. Once we reach each of the below amounts (Milestones), that amount will be closed and those funds will be released to us. Investors will be notified of each closing before the funds they have committed are released to us. Once we reach our maximum target offering amount (Sixth Milestone) or our offering deadline, whichever comes first, our offering will end and all funds that have been committed but not yet released to us will then be released to us (provided we have raised at least our minimum target offering amount).

Target Milestones:
First Milestone: $100,000 (minimum target offering)
Second Milestone: $150,000 (an additional $50,000 raised after the first milestone is reached)
Third Milestone: $300,000 (an additional $150,000 raised after the second milestone is reached)
Forth Milestone: $500,000 (an additional $200,000 raised after the third milestone is reached)
Fifth Milestone: $750,000 (an additional $250,000 raised after the fourth milestone is reached)
Sixth Milestone: $1,000,000 (an additional $250,000 raised after the fourth milestone is reached)

(i) A description of the purpose and intended use of the offering proceeds.

Our minimum target of $100,000 is to raise sufficient funds to rapidly scale out our flagship network in Missoula, Montana. These funds will provide us the needed capital to provide service across the Missoula and Bitterroot Valleys, meeting the existing demand of over 500 customer pre-registrations ready and waiting to be connected, reaching a conservative estimate of a minimum 2,500 customers within the next five years. This will not only begin to make a significant impact on providing broadband to the roughly 15,000 households currently cut off from adequate broadband service inside Missoula County but establish a sufficient revenue stream for our organization to launch additional networks across Montana and other states across the Pacific Northwest region.

Funding Categories:

Category	Amount	Term for Use
Salaries	$200,000	2 years
Company Equipment	$50,000	1 year
Travel Expenses	$30,000	2 years
Marketing	$30,000	2 years
Public Wifi Network	$20,000	2 years
Wholesale Customer Equipment Stock	$50,000	2 years
Contractors & Temp Labor	$100,000	3 years
Gateway Infrastructure	$100,000	5 years
Relay Infrastructure	$150,000	4 years
Research and Development	$100,000	5 years
Additional Products and Services	$100,000	5 years
Datacenter Space Lease	$20,000	5 years
Low-income Family Subsidy Fund	$50,000	Endowment Fund
Total Funds:	**$1,000,000**	

These budgeted funds have a term of use, after which the profitability of our operations will provide more than enough revenue to continue to fund and grow these areas of our organization's operations.

Salaries: These funds are earmarked to pay our salaries over the next 2 years to increase our workforce while we are expanding our network across the Missoula and Bitterroot valley to the point where our flagship network and additional 2 planned networks are profitable enough to cover our organizations collective salaries going forward.

Company Equipment: These funds are required for company equipment (most specifically centered around field equipment and tools) such as field laptops, professional grade cable testers, spectrum analyzers, power tools, and other essential equipment required to complete top quality customer installations, testing and tuning network equipment, and other field equipment needed to support our customers and the network.

Travel Expenses: These funds will be used to pay for travel expenses as we begin to plan, deploy, and expand multiple networks across Montana where our networks are most needed, will be the most successful, and will make the biggest impact on rural Montana communities.

Marketing: These funds will be used to expand our marketing campaign to include on-line sites (such as local news outlets on-line sites), print media (the Missoulian and local magazines), radio ads to target rural households that are unlikely to see our on-line advertisements, Mountain Line bus advertisements, and other mediums that will help our service gain better awareness as we expand our service area across the Missoula and Bitterroot Valleys.

Public WiFi Network: These funds will be used to deploy a public wireless network for our Missoula Network strategically targeting the downtown area, parks, schools, and other public event venues to help people easily access wireless broadband via inexpensive temporary paid passes. This network will also serve as a means of marketing to help raise awareness of our service, serve as an add-on subscription service that we can offer customers, as well as other ways we can leverage such a service to both attract customers and provide convenient access to fast WiFi service.

Wholesale Customer Equipment Stock: These funds will allow us to save money by facilitating our ability to place wholesale orders for customer equipment, allowing us to both lower the barrier of entry for the initial cost of customer equipment, as well as provide us with some profit margin on the sale of customer equipment (which we currently sell at-cost to keep customer equipment and installation costs low).

Contractors and Temp Labor: These funds are for contracting labor such as: Experienced installers via B2B partnerships with local low-voltage / home automation companies to source installers to help complete installations quickly, efficiently, and at a high quality of workmanship at customer premises.

Grant researchers and writers to capitalize on the large number of broadband related grants currently available at the state and federal level.

Customer support and repair staff and other temp-based work needed for daily operations, maintenance, and expansion of our networks.

Gateway Infrastructure: Gateway infrastructure are the critical parts of our networks where our customer network connects to wholesale fiber and other bandwidth providers. These funds will be used for purchasing the equipment and construction of additional network gateways for our Missoula network (to improve the networks reliability) as well as gateways that will facilitate the launching and operations of at least the next two networks we have slated to launch – Lake County, and additional network(s) to be determined.

Relay Infrastructure: These funds will go towards constructing the primary backbone relays of our Missoula network, Lake County, and networks TBD that will allow us to expand our coverage area more rapidly, facilitating greater opportunity for community residents to purchase their own relays that help to connect more customers, as well as grow our networks larger, more reliable, and more affordable.

Research and Development: This funding will go towards the research into new technologies that can improve our networks (e.g. LoRAWAN / LongFi networks, 5G-style CBRS networks, fiber-to-the-premises, etc.), develop solar powered and green energy powered broadband infrastructure, develop additional services to offer our customers, and explore other ways to help connect and serve both Montana's residents and businesses, and discover ways to continue to evolve and improve our wireless mesh networks capabilities.

Additional Products and Services: Funding to launch new residential and business services (home VoIP services, business VoIP PBX systems, streaming services, etc.), deploy new technologies (IoT device connectivity and automation devices, mobile data networks, etc.), device re-sale, specialized business network deployments, digital security, and privacy-focused services, among many others.

Datacenter Space Leases: Leasing space and connectivity for critical network infrastructure, internal business services, and other core infrastructure that will allow us to operate more efficiently, more securely, and improve the quality of our network's operations.

Low Income Family Subsidy: With these funds we will create an endowment – dubbed the "Universal Rural Connection Fund" – to create a sustainable fund that will provide funding to help subsidize installation and service costs for low income families, to ensure that economic status isn't a barrier to receiving vital broadband connectivity which facilitates working from home, distance learning, tele- medicine services, and other essential services the internet provides.

(j) A description of the process to complete the transaction or cancel an investment commitment.

Investors may cancel an investment commitment until 48 hours prior to the deadline identified in our offering materials.

This offering's intermediary, MiTec, PBC (under trade names Crowdfund Main Street and/or Crowdfund Montana) will notify investors when the minimum target offering amount has been met.

If we reach the minimum target offering amount prior to the deadline identified in our offering materials, we may close the offering early if we provide notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to us upon closing of the offering and the investor will receive securities in exchange for his or her investment.

The issuer may decide to terminate an offering at any time. An offering may also be cancelled if the target raise is not reached. If this occurs, the investor is entitled to a full refund. Within five business days following the cancellation of the offering, Crowdfund Main Street and/or Crowdfund Montana will

> Send the investor a notification of the cancellation, disclosing the reason for the cancellation, and the refund amount that the investor is expected to receive.

> Direct the refund of the investor's funds. Please note that the company may choose not to accept an investment for any reason.

A description of the process to complete the transaction is included in the investor education materials provided on the Crowdfund Main Street and/or Crowdfund Montana platform.

(k) A statement that if an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

(l) The price to the public of the securities or the method for determining the price.

Each security is priced at face value.

Prior to any sale of securities, each investor shall be provided in writing the final price and all required disclosures.

(m) A description of the ownership and capital structure of the issuer, including:

(1) The terms of the securities being offered and each other class of security of the issuer, including the number of securities being offered and/or outstanding, whether or not such securities have voting rights, any limitations on such voting rights, how the terms of the securities being offered may be modified and a summary of the differences between such securities and each other class of security of the issuer, and how the rights of the securities being offered may be materially limited, diluted or qualified by the rights of any other class of security of the issuer.

The company is a 501(c)(3) and has no shareholders.

The issuer is offering a minimum of $100,000 and a maximum of $1,070,000 in promissory notes (the "Notes").

Interest Rate:	Annual interest rate of 3.5%.
Term:	All principal, together with accrued and unpaid interest under the Notes, is due and payable seven years after the effective date (the "Note Maturity Date").

Payment:	Unless accelerated by Holder as a result of a default under this Note, all principal and accrued interest will be due and payable as follows: (a) Beginning on the Effective Date until the Maturity Date (as hereinafter defined), simple interest will accrue at a fixed rate of 3.5% per annum (computed on the basis of a 365-day year and the number of days actually elapsed). (b) Within thirty (30) days following the end of each calendar quarter before the Maturity Date, and continuing until the Maturity Date, Borrower will make equal quarterly installment payments of principal and interest, in arrears, in an amount sufficient to fully amortize the principal balance of the Note and all accrued interest over an amortization period of seven years. (c) On the Maturity Date, Borrower will repay all accrued but unpaid interest plus all outstanding principal. (d) The "Note Maturity Date" is December 31, 2028.
Prepayment:	Pre-payment of this Note is available to Borrower at any time following the date of this Agreement, without penalty or premium.
Events of Default:	Each of the following shall constitute an event of default (each, an "Event of Default") hereunder: (a) Non-payment under Note. The failure of Borrower to pay any payment due and payable under this Note to Holder within five business days of when such payment is due. (b) Non-performance. The failure of Borrower to perform or observe any of the provisions, terms, covenants, conditions, or warranties of this Note, provided that such default is not cured prior to the expiration of the notice period. Holder shall provide Borrower with written notice of any default under this Section 7(b). Borrower shall have thirty (30) days from receipt of such notice to cure such default prior to the exercise of any remedy provided herein. The above is intended to be only a summary of some of the key terms of the Notes. The above is not a complete description of the terms of the Notes. Please see the form of Note filed with the SEC with this offering statement as **Exhibit C** for the complete terms of the investment. The above summary is qualified in its entirety by **Exhibit C**.

(2) A description of how the exercise of rights held by the principal shareholders of the issuer could affect the purchasers of the securities being offered.

The Board of Directors have the absolute right to make decisions with respect to the company. It is possible that the Board of Directors will make a decision that has negative consequences for the company and therefore the investors.

(3) The name and ownership level of each person, as of the most recent practicable date but no earlier than 120 days prior to the date this offering statement is filed, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

The organization is a non-profit and is not permitted to have individual/beneficial owners.

(4) How the securities being offered are being valued, and examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

The securities being offered are valued at face value.

(5) The risks to purchasers of the securities relating to minority ownership in the issuer and the risks associated with corporate actions including additional issuances of securities, issuer repurchases of securities, a sale of the issuer or of assets of the issuer or transactions with related parties.

The investor will have no voting rights or ownership in the company. The company's Board of Directors, the sole decision-makers for the company, could make a decision that would have negative consequences for the company, reduce the company's revenue, and reduce the investor's return. Such decisions include, but are not limited to, the issuance of additional securities, a sale of the issuer or of the assets of the issuer, and transactions with related parties.

Investors must rely upon the judgment and skills of the executive team and the Board of Directors, who are the sole decision-makers for the company. As note-holders, investors in this offering have no voting rights or ownership of the company.

The Board of Directors' interests could differ from an investor's, and the Board of Directors could make a decision that would have negative consequences for the company, reduce the company's revenue, and reduce the investor's return. Such decisions include, but are not limited to, the issuance of additional securities, and a sale of the issuer or of the assets of the issuer.

(6) A description of the restrictions on transfer of the securities, as set forth in 17 CFR § 227.501.

17 CFR § 227.501 provides that the securities may not be transferred for one year after it is issued unless it is transferred:

(i) To the issuer;

(ii) To an accredited investor;

(iii) As part of an offering registered with the SEC; or

(iv) To a member of the family of the investor or the equivalent, to a trust controlled by the investor, to a trust created for the benefit of a member of the family of the investor or the equivalent, or in connection with the death or divorce of the investor or other similar circumstance.

For purposes of this Item (m)(6), the term accredited investor shall mean any person who comes within any of the categories set forth in 17 CFR § 230.501(a), or who the issuer reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

For purposes of this Item (m)(6), the term member of the family of the investor or the equivalent includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and shall include adoptive relationships. For purposes of this Item (m)(6), the term spousal equivalent means a cohabitant occupying a relationship generally equivalent to that of a spouse.

(n) The name, SEC file number and Central Registration Depository (CRD) number (as applicable) of the intermediary through which the offering is being conducted.

The name of the intermediary is MiTec, PBC (under trade names Crowdfund Main Street and/or Crowdfund Montana). The SEC file number of the intermediary is 007-00133. The intermediary's CRD number is 292759.

(o) A description of the intermediary's financial interests in the issuer's transaction and in the issuer, including:

(1) The amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering, and

(2) Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest.

The amount of compensation to be paid to MiTec, PBC (under trade names Crowdfund Main Street and/or Crowdfund Montana) is 6% of offering proceeds distributed to the issuer, plus third-party escrow fees.

(p) A description of the material terms of any indebtedness of the issuer, including the amount, interest rate, maturity date and any other material terms.

Not applicable.

(q) A description of exempt offerings conducted within the past three years.

Not applicable.

(r) A description of any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6) of the Securities Act during the preceding 12-month period, inclusive of the amount the issuer seeks to raise in the current offering under such section, in which any of the following persons had or is to have a direct or indirect material interest:

(1) Any director or officer of the issuer;

(2) Any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;

(3) If the issuer was incorporated or organized within the past three years, any promoter of the issuer; or

(4) Any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent,

spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term spousal equivalent means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Not applicable.

(s) A discussion of the issuer's financial condition, including, to the extent material, liquidity, capital resources and historical results of operations.

Each prospective investor should read the following discussion and analysis of our financial condition and results of operations together with our reviewed financials, which have been filed with the SEC as **Exhibit D** to this offering statement, and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. Prospective investors should review the risk factors stated in Items (f) and (m) above, and any risk factors described elsewhere in this offering statement, as such factors could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

PNWRBA is a Delaware based Non-Stock and Non-Profit Corporation that has been in existence since May 2020. Its primary activity involves sales of broadband service, network, and infrastructure. PNWRBA is operating and revenue-generating. To date, most of PNWRBA's revenues have come from the sale of broadband services to customers. These funds are used to continue operating the company as we raise additional capital. PNWRBA does not own any significant assets other than cash, broadband equipment, and intellectual property.

PNWRBA's current cash balance is approximately $ 4,891. Further funds will be generated from the recurring customer base and increased broadband sales, while our expenses see a decline associated with increased buying power and output volume.

With adequate funding we will be able to meet and exceed the considerable demand we have already generated, launch additional networks across the state, and make a substantial and lasting impact on Montanans' technology adoption and the ability to access the modern broadband service they urgently need.
If we do not reach all of our Milestones, we will seek alternative funding options. In addition, the company is currently generating revenue so, even if we only reach our First Milestone, we expect the company to be able to continue operating at a slower pace for the foreseeable future.

The investments we make in our networks reach ROI in 8-9 months, becoming profitable within a year. Conservative estimates for our organization's 5-year revenue projections are in the range of over $2 million annually.

Below are our financial projections for 2021 through 2026.

Gross revenues		2022	2023	2024	2025	2026
	Customer Signups	192000	384000	393600	393600	393600
	Cust. Service Fees	187200	726600	1502400	2332800	3385200
TOTAL		379200	1110600	1896000	2726400	3778800
COGS (Sign-ups)	71%	-136320	-272640	-279456	-279456	-279456
COGS (Service Fees)	7.50%	-14040	-54495	-112680	-174960	-253890
Gross profit		242880	837960	1616544	2446944	3499344
Gross margin		64%	75%	85%	90%	93%
Operating Expenses						
	Marketing	6000	18000	39000	84000	156000
	Backhaul Costs	12000	40000	82000	124000	148000
	Gateway Builds	15000	22500	22500	22500	15000
	Contracted Labor	36000	84000	149520	156000	186000
	Web Hosting Costs	4500	6000	8000	8000	8000
	Site Lease Costs	5200	12400	24200	42900	57550
	Customer Support	3500	8000	16750	29500	44750
	Equipment Upgrades		4800	14400	26400	38400
	Insurance	672	1200	1200	1200	1200
	Travel	2400	7200	13200	24000	39900
	Office Supplies	1200	3400	7600	13200	19200
	Payroll	15000	375000	638000	956500	1435000
	Miscellaneous	6000	15000	24000	31000	36750
TOTAL		107472	597500	1040370	1519200	2185750
Contingency	10%	10747.2	59750	104037	151920	218575
TOTAL EXPENSES + CONTINGENCY		118219	657250	1144407	1671120	2404325
Operating Profit		124661	180710	472137	775824	1095019
Operating Margin		33%	16%	25%	28%	29%
State & fed. income tax	25%	31165.2	45177.5	118034	193956	273755
(assumes no depreciation or interest)						
NET PROFIT AFTER TAXES		93496	135533	354103	581868	821264
Net Margin		25%	12%	19%	21%	22%
OWNER'S DRAW*		0	0	0	0	0
PROFIT/(LOSS) (after Owner's draw)		93496	135533	354103	581868	821264
CUMULATIVE PROFIT/(LOSS) (after Owner's		93496	229028	583131	1164999	1986263

All offering proceeds (and additional funds) will improve our revenue and cash flow. For example, with the funds raised in this offering, we will devote resources to increasing our existing broadband network and hardware inventory, market our services, and continue to build up our new and recurring customer base for a consistent revenue stream.

Historical cash flows are not indicative of expected cash flows in the future. As an early-stage company, PNWRBA has recently begun generating revenue and at this time revenues are increasing month over month. At this point in the company's lifecycle, we expect significant increases in revenue for the next several years. Our expectation for revenue growth and cash flow increase are based on our analysis of broadband availability in our target market.

(t) For offerings that, together with all other amounts sold under section 4(a)(6) of the Securities Act within the preceding 12-month period, have, in the aggregate, the following target offering amounts:

(1) $107,000 or less, the amount of total income, taxable income and total tax, or the equivalent line items, as reported on the federal income tax returns filed by the issuer for the most recently completed year (if any), which shall be certified by the principal executive officer of the issuer to reflect accurately the information reported on the issuer's federal income tax returns, and financial statements of the issuer, which shall be certified by the principal executive officer of the issuer to be true and complete in all material respects. If financial statements of the issuer are available that have either been reviewed or audited by a public accountant that is independent of the issuer, the issuer must provide those financial statements instead and need not include the information reported on the federal income tax returns or the certifications of the principal executive officer;

(2) More than $107,000, but not more than $535,000, financial statements of the issuer reviewed by a public accountant that is independent of the issuer. If financial statements of the issuer are available that have been audited by a public accountant that is independent of the issuer, the issuer must provide those financial statements instead and need not include the reviewed financial statements; and

(3) More than $535,000, financial statements of the issuer audited by a public accountant that is independent of the issuer; provided, however, that for issuers that have not previously sold securities in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)), offerings that have a target offering amount of more than $535,000, but not more than $1,070,000, financial statements of the issuer reviewed by a public accountant that is

independent of the issuer. If financial statements of the issuer are available that have been audited by a public accountant that is independent of the issuer, the issuer must provide those financial statements instead and need not include the reviewed financial statements.

The issuer's reviewed financial statements have been filed with the SEC with this offering statement as **Exhibit D**.

(u) Any matters that would have triggered disqualification under §227.503(a) but occurred before May 16, 2016. The failure to provide such disclosure shall not prevent an issuer from continuing to rely on the exemption provided by section 4(a)(6) of the Securities Act if the issuer establishes that it did not know and, in the exercise of reasonable care, could not have known of the existence of the undisclosed matter or matters.

None.

(v) Updates regarding the progress of the issuer in meeting the target offering amount, to be provided in accordance with 17 CFR §227.203.

As required by 17 CFR §227.203, we will make publicly available on the Crowdfund Main Street and/or Crowdfund Montana platform frequent updates regarding our progress in meeting our target offering amount. We will also file a Form C-U to disclose the total amount of securities sold in the offering no later than five business days after the offering deadline, as required by 17 CFR §227.203.

(w) Where on the issuer's website investors will be able to find the issuer's annual report, and the date by which such a report will be available on the issuer's website.

We will file any required annual reports with the SEC and post the report on our website no later than 120 days after the end of each fiscal year covered by the report.

Our first annual report for this offering will be posted at www.nwbroadbandalliance.org/investments by April 30, 2022.

We may terminate our reporting obligations in the future in accordance with Rule 202(b) of Regulation Crowdfunding (§ 227.202(b)) by (1) being required to file reports under Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934, as amended (2) filing at least one annual report pursuant to Regulation Crowdfunding and having fewer than 300 holders of record, (3) filing annual reports for three years pursuant to Regulation Crowdfunding and having total assets that do not exceed $10,000,000, (4) the repurchase of all the securities sold in this offering by the company or another party, including any payment in full of debt securities or any complete redemption of redeemable securities or (5) the liquidation or dissolution of the company in accordance with state law.

(x) Whether the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of 17 CFR §227.202.

No.

(y) Any material information necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading.

Please see the **Exhibits** filed with the SEC with this Form C for further information about the offering.

Exhibits List

Exhibit A: Pitch Deck
Exhibit B: Crowdfund Montana Crowdfunding Page
Exhibit C: Form of Promissory Note
Exhibit D: Reviewed Financials
Exhibit E: KPAX Video Transcript
Exhibit F: Polson Bounces Back Video Transcript
Exhibit G: Use of Proceeds Attachment
Exhibit H: "Testing the Waters" CMS Crowdfunding Page